Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 9, 2021, with respect to the financial statements of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) and its subsidiaries (the “Corporation”) for the years ended December 31, 2020 and 2019 included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statement No. (333-253466) on Form F-10 of the Corporation.

Burlington, Canada March 25, 2021	Chartered Professional Accountants Licensed Public Accountants